SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         FastFunds Financial Corporation

                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                           31188E 10 8 (Common Stock)

                                 (CUSIP Number)

                                 Thomas B. Olson
                                  Equitex, Inc.
                            7315 East Peakview Avenue
                               Englewood, CO 80111

                                 (303) 796-8940

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  31188E 10 8

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Equitex, Inc.

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                   (a)    [ ]

                                                                   (b)    [ ]
 3.  SEC Use Only


 4.  Source of Funds (See Instructions) NA


 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                                         [ ]

 6.  Citizenship or Place of Organization
     Delaware

-------------------------------------------------------------------------------
Number of      7.  Sole Voting Power         7,860,000 (includes warrants
                                             to purchase 160,000 shares
Shares                                       of Common Stock)

Beneficially   ----------------------------  ----------------------------------
               8.  Shared Voting Power       -0-
Owned by
               ----------------------------  ----------------------------------
Each           9.  Sole Dispositive Power    7,860,000 (includes warrants to
                                             purchase 160,000 shares of
Reporting                                    Common Stock)
               ----------------------------  ----------------------------------
Person  With   10. Shared Dispositive Power  -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,860,000 (includes warrants to purchase 160,000 shares of Common Stock)

 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

 13. Percent of Class Represented by Amount in Row (11) 74.6%

 14. Type of Reporting Person (See Instructions) CO

CUSIP No.  31188E 10 8


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henry Fong


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a)    [ ]

                                                               (b)    [ ]
3.  SEC Use Only


4.  Source of Funds (See Instructions) NA


5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)                                                          [ ]

6.  Citizenship or Place of Organization United States of America

-------------------------------------------------------------------------------
Number of      7.  Sole Voting Power         160,000 shares (represents warrants
                                             to purchase 160,000 shares which
Shares                                       are currently exercisable)
               ----------------------------  ----------------------------------
Beneficially   8.  Shared Voting Power       7,860,000 shares (includes warrants
                                             7,700,000  shares of common stock
Owned by                                     and warrants to purchase 160,000
                                             shares of Common Stock held by
Each                                         Equitex, of which Mr. Fong is an
                                             officer and director)
Reporting      ----------------------------  ----------------------------------
               9.  Sole Dispositive Power    160,000 shares (represents warrants
Person                                       to purchase 160,000 shares which
                                             are currently exercisable)
With           ----------------------------  ----------------------------------
               10. Shared Dispositive Power  7,860,000 shares (includes warrants
                                             7,700,000  shares of common stock
                                             and warrants to purchase 160,000
                                             shares of Common Stock held by
                                             Equitex, of which Mr. Fong is an
                                             officer and director)
-------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

8,020,000 shares (includes (a) 7,700,000 shares of common stock held by Equitex;
(b) currently exercisable warrants to purchase 160,000 shares of common stock held by Equitex, of which Mr. Fong is an officer and director; and (c) currently exercisable warrants to purchase 160,000 shares). Mr. Fong disclaims beneficial ownership of the shares and warrants owned by Equitex.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11) 75.0%


14. Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of FastFunds Financial Corporation, a Nevada corporation ("FastFunds"). The address of the principal executive offices of FastFunds is 11100 Wayzata Boulevard, Suite 111, Minnetonka, MN 55305.

Item 2.   Identity and Background

          (a) This statement is filed by and on behalf of Equitex, Inc. ("Equitex") and Henry Fong ("Fong"). Equitex and Fong are sometimes collectively referred to herein as the "Reporting Persons."

          (b) The principal business and office address of Equitex is 7315 East Peakview Avenue, Engelwood, Colorado 80111. Equitex is a Delaware corporation.

          (c) Mr. Fong is an officer and director of Equitex and his business address is 7315 East Peakview Avenue, Engelwood, Colorado 80111. Additionally, the identity, business or residential address, citizenship and information with respect to the principal occupation or employment of each execuctive officer, director and controlling person of the Reporting Person is set forth in Exhibit A, which is annexed hereto and incorporated herein by reference.

          (d) None of the Reporting Persons, nor to the best knowledge of the Reporting Person, any of the individuals listed on Exhibit A have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Person, the individuals listed on Exhibit A have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Fong is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Not applicable

Item 4.   Purpose of Transaction

Not applicable

Item 5.   Interest in Securities of the Issuer

          (a) As of December 31, 2004, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 10,374,670 shares of Common Stock outstanding):

          1. Equitex beneficially owns 7,860,000 shares of Common Stock (including warrants to purchase 160,000 shares of common stock, which are currently exercisable) (74.6%). Mr. Fong, as CEO of Equitex and with the board of directors has voting power and dispositive power with respect to these shares.

          2. Mr. Fong beneficially owns 8,020,000 shares of the Common Stock (including 7,700,000 shares and warrants to purchase 160,000 shares held by Equitex; and individually held warrants to purchase 160,000 shares) (75.0%). Mr. Fong disclaims beneficial ownership of the shares and warrants held by Equitex.


          (b) Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

          (c) None of the Reporting Persons has effected any transactions in the Common Stock of FastFunds during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this
Schedule 13D, and any amendment or amendments hereto, a copy of which has been incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of FastFunds.


Item 7.   Material to Be Filed as Exhibits

         Exhibit A

         List of Officers and Directors for Equitex, Inc.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2005               EQUITEX, INC.


                                       By:   /s/ Henry Fong
                                             ----------------------------------
                                             Henry Fong
                                             President


Date:  February 14, 2005               /s/ Henry Fong
                                       ----------------------------------------
                                       Henry Fong

                                    Exhibit A


                List of Officers and Directors for Equitex, Inc.

         The name, business or residential address, citizenship and information with respect to the principal occupation or employment of each executive officer, director and controlling person of the Reporting Person are as follows:


------------ ----------------------------- ------------ --------------------------------------------
Name         Business or Residential       Citizenship  Position and offices with the Reporting
             Address                                    Person and Principal Occupation or
                                                        Employment
------------ ----------------------------- ------------ --------------------------------------------
Henry Fong   7315 E. Peakview Ave.         USA          President, Treasurer and Director of
             Englewood, CO 80111                        Equitex, Inc. and a director of FastFunds
                                                        Financial Corporation
------------ ----------------------------- ------------ --------------------------------------------
Russell L.   1355 S. Color. Blvd Ste. 320  USA          Director of Equitex, Inc.
Casement     Denver, CO 80222
------------ ----------------------------- ------------ --------------------------------------------
Aaron A.     10390 Santa Monica Blvd.,     USA          Director of Equitex, Inc. and a director
Grunfeld     Fourth Floor                               of FastFunds Financial Corporation
             Los Angeles, CA 90025
------------ ----------------------------- ------------ --------------------------------------------
Michael S.   906 Thornblade Blvd           USA          Director of Equitex, Inc.
Casazza      Greer, SC 29650
------------ ----------------------------- ------------ --------------------------------------------
Thomas B.    7315 E. Peakview Ave          USA          Secretary of Equitex, Inc. and Secretary
Olson        Englewood, CO 80111                        of FastFunds Financial Corporation
------------ ----------------------------- ------------ --------------------------------------------